Exhibit 23.1

              Consent of Independent Certified Public Accountants

The Board of Directors
Pathogenesis Corporation

We consent to incorporation by reference in the registration statement (No. 333-05095) on Form S-8 of Pathogenesis Corporation (a development stage enterprise) of our report dated January 17, 1997, except as to note 8 to the financial statements, which is as of January 30, 1997, relating to the consolidated balance sheets of Pathogenesis Corporation as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and for the period from December 10, 1991 (incorporation) through December 31, 1995, which report appears in the December 31, 1996, annual report on Form 10-K of Pathogenesis Corporation.

KPMG Peat Marwick LLP

Seattle, Washington
March 27, 1997